Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2005	2004
	(In Millions)
Earnings:

Loss before income taxes	$(1,070)	$(459)
Fixed charges, from below	184	162
Undistributed losses of affiliates	-	-
Interest capitalized	(4)	-

Loss	$ (890)	$(297)

Fixed charges:

Interest expense	$ 108	$ 120
Portion of rental expense representative
of the interest factor	76	42

Fixed charges	$ 184	$ 162

Ratio of earnings to fixed charges	(a)	(a)

___________

  Earnings were inadequate to cover fixed charges by $1.1 billion in 2005 and $459 million in 2004.